SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9
PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that Eletrobras' Executive Officers approved, on this date, the purchase, by Companhia Hidro Elétrica do São Francisco (“Chesf”), of the equity interest of the Sequoia Capital Ltda. (“Sequoia”) in the Special Purpose Entities (“SPEs”) of the Pindaí I, II and III Complexes shown in table 1 below, and the subsequent incorporation of the SPEs by Chesf.

Table 1 - Current participation of Chesf and Sequoia in the Pindaí I, II and III Complexes

Complex	SPE	Chesf Participation	Sequoia Participation (to be sold to Chesf)
Pindaí I	ACAUÃ ENERGIA S.A.	99.93%	0.07%
	ANGICAL 2 ENERGIA S.A.	99.96%	0.04%
	ARAPAPÁ ENERGIA S.A.	99.90%	0.10%
	CAITITU 2 ENERGIA S.A.	99.96%	0.04%
	CAITITU 3 ENERGIA S.A.	99.96%	0.04%
	CARCARÁ ENERGIA S.A.	99.96%	0.04%
	CORRUPIÃO 3 ENERGIA S.A.	99.96%	0.04%
	TEIÚ 2 ENERGIA S.A.	99.95%	0.05%
Pindaí II	COQUEIRINHO 2 ENERGIA S.A.	99.98%	0.02%
	PAPAGAIO ENERGIA S.A.	99.96%	0..04%
Pindaí III	TAMANDUÁ MIRIM 2 ENERGIA S.A.	83.01%	16.99%

This operation is part of one of the initiatives linked to the Business and Management Master Plans (PDNG) 2019-2023 and 2020-2024 of Eletrobras, in addition to meeting Resolution 217/2019 of the Board of Directors, of October 28, 2019, which determined that Chesf “take the steps to acquire the shareholding of the remaining private partner and incorporate the wind farms” of the Pindaí I, II and III Complexes.

For the aforementioned purchase, Chesf will pay the amount of R$ 20,614,644.00 (twenty million, six hundred and fourteen thousand, six hundred and forty-four reais), of which will be deducted R$ 5,006,038.89 (five million, six thousand and thirty-eight reais and eighty-nine cents), referring to the pending subscription and capital payment of Sequoia in SPE Tamanduá Mirim 2 Energia S.A.

The completion of the purchase and incorporation of SPEs by Chesf is subject to obtaining the applicable regulatory and administrative approvals and authorizations.

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

This Company will keep the market informed about the next steps of the operation presented in this Market Announcement.

Rio de Janeiro, October 19, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.